SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ObsEva SA

(Name of Issuer)

Common Shares, par value CHF 1/13 per share

(Title of Class of Securities)

H5861P103

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H5861P103	13G

1	NAMES OF REPORTING PERSONS Ernest Loumaye
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,063,098
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,063,098
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,063,098
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This percentage is calculated based on 43,342,232 of the Issuer’s Common Shares reported by the Issuer to be outstanding as of September 30, 2018 in Exhibit 99.1 attached to the Issuer’s Report on Form 6-K, as filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. H5861P103	13G

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Person, in respect of Common Shares (“Common Shares”) of ObsEva SA (the “Issuer”).

Item 1(a)	Name of Issuer:

ObsEva SA

Item 1(b)	Address of Issuer’s principal executive offices:

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

Items 2(a)	Name of Reporting Persons filing:

Ernest Loumaye

Item 2(b)	Address or principal business office or, if none, residence:

The address of the principal business office of Mr. Loumaye is c/o ObsEva SA, Chemin des Aulx, 12, 1228 Plan-les-Ouates, Geneva, Switzerland

Item 2(c)	Citizenship:

Name	Citizenship or Place of Organization
Ernest Loumaye	Belgium

Item 2(d)	Title of class of securities:

Common Shares, par value CHF 1/13 per share

Item 2(e)	CUSIP No.:

H5861P103

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

Item 4	Ownership

The following information with respect to the ownership of Common Shares of the Issuer by the Reporting Person filing this statement on Schedule 13G is provided as of December 31, 2018.

Reporting Persons	Common Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
Ernest Loumaye (1)	3,063,098	3,063,098	0	3,063,098	0	3,063,098	7.1%

(1)

This percentage is calculated based on 43,342,232 of the Issuer’s Common Shares reported by the Issuer to be outstanding as of September 30, 2018 in Exhibit 99.1 attached to the Issuer’s Report on Form 6-K, as filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. H5861P103	13G

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

CUSIP No. H5861P103	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 12, 2019

By:	/s/ Ernest Loumaye
Ernest Loumaye